August 26, 2005

Thomas A. Jones, Esq.

Senior Attorney

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Schick Technologies, Inc.
Annual Report on Form 10-K for the fiscal year
ended March 31, 2005
File No. 0-22673

Dear Mr. Jones:

I am writing in response to your letter of August 9, 2005 in which you presented various comments relating to Schick Technologies’ (the “Company”) Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

We take our responsibilities as a public company very seriously and welcome this opportunity to provide the clarification which you requested. Ronald Rosner, our Director of Finance, and Zvi Raskin, our General Counsel, relayed to me the details of your conversations with them, and I thank you for the time you spent answering their questions regarding the instructions contained in your letter.

As requested in your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form 10-K for the fiscal year ended March 31, 2005

We submit the following information in response to the questions and comments contained in your letter, each of which is repeated below for your convenience. We would be pleased to provide you with any additional information which you may request. Kindly let us know whether you have any comments or questions concerning our responses.

Dependence on Customers, page 5

1.	In future filings, please revise to discuss material terms of the distributorship agreement.

In future filings additional disclosure will be provided concerning the material terms of the distributorship agreement between the Company and its exclusive North American distributor, Patterson Dental Company. We believe that the most appropriate location for such disclosure would be Part I, Item 1, “Business - Sales and Marketing - Dental Products” of the Company’s Form 10-K, with a reference to such disclosure to be added to the “Dependence on Customers” section of the Form 10-K.

2.	Please file the complete agreement as an exhibit. We note that you did not file Schedules I, II, III and IV of the April 6, 2000 agreement.

On June 29, 2000, we filed, with the SEC, the original distributorship agreement between the Company and Patterson, dated April 6, 2000, as Exhibit 10.34 to our Form 10-K for the fiscal year ended March 31, 2000. While four schedules are referred to in that agreement, and incorporated therein, the schedules were not filed. The Company believed that the information contained in those schedules -- in particular, product pricing (Schedule II) and minimum purchase quotas (Schedule IV) -- was of a highly sensitive nature and that their public disclosure was likely to cause significant competitive harm.

On August 9, 2005, we filed, with the SEC, the amendment to the distributorship agreement between the Company and Patterson, dated July 1, 2005, as Exhibit 10.1 to our Form 10-Q for the quarter ended June 30, 2005. The schedules to the amendment were concurrently filed, subject to a Request for Confidential Treatment relating to product pricing and minimum purchase quotas.

Given that the unfiled original schedules have directly been supplanted by the schedules to the amendment, we respectfully submit that the public disclosure at this juncture of the replaced schedules would serve no public benefit. If you disagree, we will file the complete original distributorship agreement, with all schedules thereto, as an exhibit, but would request the opportunity to seek confidential treatment of a portion of Schedules II and IV.

Patents, page 5

3.	In future filings, please discuss the material terms of the license with the California Institute of Technology.

The Company is a party to a sublicense agreement with Photobit Corporation (subsequently assigned to Micron Technology, Inc., as sublicensor) with respect to certain intellectual property that Photobit had licensed from the California Institute of Technology. In future filings we will clarify that we are not a direct licensee of the California Institute of Technology and we will discuss the material terms of the sublicense agreement between the Company and Photobit/Micron. We believe that the most appropriate location for such disclosure would be in the “Patents” section of the Company’s Form 10-K.

4.	Please file the license agreement as an exhibit.

On May 13, 1997, we filed, with the SEC, the Service and License Agreement between the Company and Photobit, as Exhibit 10.5 to our Form S-1 Registration Statement; we incorporated said Agreement by reference at Exhibit 10.4 of our Form 10-K for the fiscal year ended March 31, 2005.

Fiscal Year Ended March 31, 2005 as compared to Fiscal Year Ended March 31, 2004, page 17

5.	In future filings, please quantify the reasons for the change in revenues. For example, set forth as separate percentages the increase in sales from Europe and Asia.

In future filings the Company will quantify material trends in revenues, including international revenues. We believe that the most appropriate location for such disclosure would be in the “MD&A” section of the Company’s Forms 10-Q and 10-K.

Evaluation of Disclosure Controls and Procedures, page 21

6.

In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(c).

In future filings the Company will acknowledge that its officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, so as to allow timely decisions regarding required disclosure. We believe that the most appropriate location for such disclosure would be in the “Controls and Procedures” section of the Company’s Forms 10-Q and 10-K.

Security Ownership of Certain Beneficial Owners and Management, page 39

7.	In future filings, please disclose the person who has or shares voting power and or investment control over the shares held by Greystone Funding Corp.

In future filings the Company will disclose the individual whom it believes has voting power and/or investment control over the shares held by Greystone Funding Corporation. We believe that the most appropriate location for such disclosure would be in the “Security Ownership of Certain Beneficial Owners and Management” section of the Company’s Form10-K.

Revenue Recognition, page F-8

8.

We note that you enter into arrangements with distributors to sell your products internationally. Tell us and revise future filings to explain the nature and significant terms of these arrangements, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Also, tell us and revise your filing to explain how you account for any price concessions or other incentives you offer to your international distributors.

In future filings the Company will disclose the nature and significant terms of our key foreign distributor arrangements. That disclosure will indicate that the Company sells its CDR® digital radiography products in the international market through independent regional distributors, generally pursuant to written distribution agreements. Among other matters, foreign distribution agreements address exclusivity, territory, minimum purchase requirements, product pricing, term of agreement and termination. The Company’s post-shipment obligations to foreign dealers are limited to warranty coverage. As disclosed in the financial statements, the Company provides for warranty costs at the time of shipment. Foreign distributors do not have the right to return product. The Company occasionally grants volume discounts to international distributors. These are accounted for as a reduction of revenues when earned.

9.

We note that for a limited time you are allowing your customers to trade-in their old digital radiography system for a new CDR standard system. Tell us how you are accounting for this promotion. Discuss how you account for the impact of the trade-in on the recognition of the sale of the new system. Also, discuss how you record the returned equipment. Tell us whether this or any other trade-in or upgrade rights are the result of written or verbal agreements with any of your current or previous customers. If so tell us how these terms impact your accounting for the original sales.

The trade-in promotion, which was substantially completed during early fiscal 2004, provided discounts to legacy customers who agreed to purchase the latest version of the Company’s CDR product. (Legacy customers are those retail customers who purchased the Company’s CDR product prior to May 2000, when the Company changed its business model, ceased direct retail sales and began selling through the Patterson Dental Company, its exclusive North American distributor.) The Company believes that, due to improved product reliability, the Company’s cost for new product warranties is substantially less than its cost for warranties for the original parts purchased by the legacy customer. The advent of the trade-in program could not be anticipated at the time of the original retail sale to the legacy customer. Trade-in pricing, while less than prices charged to other customers, was substantially in excess of the Company’s cost basis. Moreover customers availing themselves of the program were required to return the trade-in parts. Trade-in parts were returned to inventory and accounted for as a reduction of the cost of revenues, net of refurbishing costs. The traded-in parts were thereafter available to satisfy the warranty requirements of customers who chose not to participate in the program. In addition, trade-in customers were required to simultaneously purchase a one year warranty for the new parts. This warranty revenue was deferred and amortized to income over the warranty period. There are no other written or verbal trade-in rights with respect to any current or previous customers. Revenues for these product shipments were recognized upon shipment to the customer since all conditions for revenue recognition were satisfied.

We believe that the foregoing information is fully responsive to your request. Please let us know if any clarification or supplemental information is needed, and we will be happy to promptly provide it.

Sincerely,

/s/ Jeffrey T. Slovin

Jeffrey T. Slovin

President and Chief Executive Officer

cc:   Ronald Rosner, CPA

Zvi Raskin, Esq.
Grant Thornton LLP

Dorsey & Whitney